VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005
OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

April 14, 2005

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549


05007369

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.


PROCESSED
APR 25 2005
THOMSON
FINANCIAL

CHICAGO/#1282891.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Return of Allotment of Shares form for March 16, 2005.
- Return of Allotment of Shares form for March 23, 2005.
- Return of Allotment of Shares form for March 31, 2005.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated April 1, 2005.
- Schedule 10 – Notification of Major Interests in Shares dated March 23, 2005.
- Press release dated April 6, 2005 by HHG plc updating the sale of the Life Services business.
- Press release dated March 23, 2005 by HHG plc announcing its 2004 full year financial results.
- HHG plc Full Year 2004 Financial Results document dated March 23, 2005
- HHG plc ASX Appendix 4E – Announcement of Preliminary Results for the year ended December 31, 2004.
- Appendix 3Y – Change in Director's Interest Notice – Rupert Lascalles Pennant-Rea.
- Schedule 11 – Notification of Interests of Directors and Connected Persons – Rupert Lascalles Pennant-Rea.
- HHG plc Full Annual Financial Report and Accounts for the year ended December 31, 2004.

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,163		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Leonora Wright	Class of shares allotted: £0.10 Ordinary	Number allotted: 2,163
Address	7 Goddington Road Bourne End Bucks		
UK postcode	SL8 5TT		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 01-Apr-2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood
Peterborough PE2 6FY
Tel 01733 475284
DX number DX exchange



File No. 82-34758



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,004		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Caroline Quinn	Class of shares allotted: £0.10 Ordinary	Number allotted: 3,004
Address: 2 Grizedale Close Linton Park Wetherby West Yorkshire		
UK postcode: LS22 6FQ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 01-Apr-2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood
Peterborough PE2 6FY
Tel 01733 475284
DX number DX exchange


coform

File No. 82-34758



RECEIVED
2005 APR 18 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	40,415		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£0.61		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GREENWOOD NOMINEES LTD	Class of shares allotted: £0.10 Ordinary	Number allotted: 40,415
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed  Date 01-Apr-2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood
Peterborough PE2 6FY
Tel 01733 475284
DX number DX exchange



File No. 82-34758



HHG PLC

Update of number of securities quoted on ASX

1 April 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during March 2005.

HHG PLC
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,703,675,261 At 28 February 2005 (17,133,818) Net transfers 1,686,541,443 At 31 March 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,686,541,443	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,710,775,251	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 April 2005...........
(~~Director~~/Company Secretary)

Print name: Gerald Watson............

== == == == ==

+ See chapter 19 for defined terms.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HHG PLC

2. Name of shareholder having a major interest

Perennial Investment Partners Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NCS – 39,539,841
Cogent – 16,099,827
Asgard – 119,001
JP Morgan – 31,124,771
Were – 436,063
IIML – 42,937,113
State Street – 18,757,960
Citigroup – 9,589,971
Westpac – 4,878,459

5. Number of shares / amount of stock acquired

27,658,837 at various times

6. Percentage of issued class

1.02%

7. Number of shares / amount of stock disposed

2432 on 16/3/05

8. Percentage of issued class

0.0000897%

9. Class of security

Ordinary Shares

10. Date of transaction

21/3/05

11. Date company informed

23/3/05

12. Total holding following this notification

163,483,006

13. Total percentage holding of issued class following this notification

6.031%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

23/3/2005



HHG PLC
Update to Sale of Life Services

06 April 2005

HHG PLC announces that the United Kingdom Financial Services Authority (FSA) has agreed in principle to a change of control of the Life Services business to Life Company Investor Group Ltd (LCIG) subject to various conditions and to completion of a formal decision process. HHG expects the FSA change of control procedure to be finalised by Tuesday 12 April 2005. In addition, HHG has completed the split of its employee pension fund into two schemes in line with approval by the Trustee of the Pension Scheme.

Commenting on the approvals, HHG Chief Executive, Roger Yates, said: 'Now that these agreements have been secured we hope to move swiftly to complete the Sale and separate the businesses.'

The previously indicated timetable for the return of capital to shareholders, however, will be delayed because the change of control will not be completed in time to allow the effective Court hearing for the Return of Cash to proceed on Friday 8 April 2005. HHG expects all previously indicated dates will be delayed by at least one week subject to the timing of completion of Sale.

HHG will continue to keep the market informed.

* * *

Contacts

www.hhg.com or

Investor enquiries

Gail Williamson — +44 20 7818 5168
HHG Director of Investor Relations — investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Notes to editors

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.

- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

Background to the sale of Life Services

In December 2004, HHG announced the proposed sale of the Life Services business Specifically, the Sale offers three key elements of value for shareholders:

- first, cash consideration of £1.07billion in exchange for the closed life insurance and pension books of Pearl, National Provident Life, NPI and London Life, the Service Company and other subsidiaries including the unit linked life companies;
- second, revised investment management agreements on 10 year terms, which provide revenue protection for the £28billion in assets that Henderson manages for Life Services; and
- third, the transfer out of £1.5billion of employee pension liabilities which relate to current and past employees of Life Services. This will significantly reduce future pensions risk for the Group going forward as only liabilities and assets related to current and past Henderson and Towry Law employees will be retained.

On 21 February 2005, at the Extraordinary General Meeting, HHG shareholders voted overwhelmingly in favour of the sale of the Life Services business.



HHG PLC
2004 Full Year Financial Results

23 March 2005

- Operating profit before tax of £107million (2003: £98million) reflecting solid performance in both Henderson and Life Services
- Profit on ordinary activities before tax* of £41million (2003 loss: £864million) after write-downs, interest costs, amortisation, impairment of goodwill and present value of in-force business and profit on business disposals totalling £66million (2003 £-962million).
- Profit on ordinary activities after tax £38million (2003: £847million loss)
- Henderson operating profit up 63% to £52million (2003: £32million)
- Henderson cost to income ratio improved to 79% (2003:84%)
- Henderson assets under management of £69.1billion (2003: £70.6billion)
- Life Services operating profit up 6% to £86million (2003: £81million)
- Life Services' traditional embedded value £1.46billion (30 June 2004: £1.31billion, 31 December 2003: £1.15billion).
- On track for sale of Life Services – expected completion in April 2005

Comment from Chief Executive, Roger Yates

"During 2004, we made good progress against our business objectives, including solid improvements in operating profit and efficiency. We further strengthened our financial position and created shareholder value by restructuring the Group and through the turnaround in and proposed sale of the Life Services business.

Henderson operating profit was up 63% against the same period last year on the back of improved market conditions and revenues from higher margin products. In addition, Henderson achieved its 2004 cost to income target – the improvement from 84% in 2003 to 79% for the year and 78% in the second half was driven by a shift to higher margin business and increased transaction and performance fees. This trend increased total margins on average AUM by 21% from 28bps in 2003 to 34bps in 2004.

Life Services saw improved profit in the second half of 2004 to deliver a full year result of £86million, in line with 2003. The embedded value of Life Services rose to £1.46billion due to additional capital and improved investment returns although the necessary strengthening of annuitant mortality reserves in the first half did have a negative impact.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England

During the period, we took action to improve the capital position and operational structure of the Group. We exited non-core or non-performing businesses through the divestiture of our investment in Virgin Money and the closure of Towry Law International.

We improved the regulatory capital position, increased provisions against risks across the business and reduced costs where we could. In addition, we simplified the Group by buying out the remaining holding in HHG Invest from Pearl and in the second half we entered into an agreement to sell Life Services and put forward proposals to return the majority of proceeds to shareholders.

All of these actions have helped to create a stronger, more streamlined Group and will ensure we are well placed for the future.'

Henderson – strong growth in profits and margins

Operating profit before tax was £52million - up 63% from £32million in 2003. This reflects the recovery in equity markets from their low in early 2003 and an improvement in fee margins, a core business objective.

Total fee income in 2004 of £234million was 21% higher than in 2003 (£193million), reflecting higher management fees and greater transaction and performance fees.

Henderson's cost to income ratio improved further as growth in revenue ensured the asset management business achieved its target for the year. This was despite increases in the cost base for variable and certain other costs (such as pension contributions). In the second half of 2004 increased revenues drove the ratio to 78% compared to 79% in the first half of 2004 and 84% for 2003.

Total assets under management (AUM) at the end of 2004 were higher than anticipated at £69.1billion (up 1% on 30 June 2004, down 2% against 2003 year end). Underlying this position were the expected outflows associated with the run-off of Life Services and outflows in institutional business offset by market growth and inflows to higher margin products.

Henderson has continued to focus on its target of improving margins on AUM. Revenue lost through fund outflows from lower margin Life Services assets and some external institutional business was offset by gains in higher margin areas such as absolute return funds, US and European mutual funds and property products. This trend increased total margins on average AUM by 21% from 28bps in 2003 to 34bps in 2004.

Life Services – improved efficiency and realised value

Life Services produced a relatively stable operating profit of £86million up 6% on the prior year (£81million) reflecting the release of prudential margins from the run-off of the closed books and the shareholder's share of bonuses on with-profits business. The second half 2004 profit (£54million) was significantly above the first half of 2004 (£32million), which had been impacted by the strengthening of annuitant mortality assumptions for NPIL and NPLL related business in that period.

HHG Services (the service company) achieved an £8million profit for 2004 - well ahead of the breakeven target set for the year.
The rise in embedded value for the Life Services business to £1.46billion at 31 December 2004, included the positive impact of additional capital attributed to the business unit, improved investment return, earnings from the in-force book of business partly offset by the adverse impact of strengthening the annuitant mortality basis.

Life Services capital increased during the year as a result of the sale by Pearl of its remaining 24% interest in HHG Invest to HHG PLC and the £75 million consideration arising from the disposal of HHG's interest in Virgin Money Group (Virgin Money).

Update on the sale of Life Services

On 21 February 2005, at the Extraordinary General Meeting, HHG shareholders voting overwhelmingly in favour of the sale of the Life Services business. HHG is working to secure the required Pension Trustee and UK Financial Services Authority approvals and meet necessary conditions to complete the Sale in April 2005.

In addition to the Sale, HHG proposals also encompass the return of capital to shareholders through two transactions that exchange approximately £885million of the cash proceeds for share cancellation and reduce its register by over 700,000 holdings. Assuming the Sale completes, these transactions are currently expected to be executed in line with the indicative timetable included in the Circular (dated 22 December 2004) issued to shareholders and available on www.hhg.com.

Other businesses

In February 2004, the sale of the AMPLE online financial services business was completed, the impact of which was provided for in the full year 2003 result.

In April 2004, HHG completed the sale of its 50% holding in Virgin Money to the Virgin Group, resulting in an exceptional profit of £18million. In the period to disposal, HHG's share of Virgin Money profit was £1million.

In May 2004 HHG announced the closure of Towry Law International (TLI) to new business. This resulted in a non-operating exceptional loss of £8million. Following recent review, management have made additional prudent provisions for TLI in order to ensure an orderly exit from these operations with no adverse impact on the Group going forward. Total provision for TLI product legacy issues stands at £43million at 2004 year end.

The closure of TLI has no impact on the operations of Towry Law in the United Kingdom, which reported a breakeven position for 2004.

Balance sheet and liquidity

On 31 March 2004, HHG issued 246,160,000 new ordinary shares for a net consideration of £115million to acquire Pearl's remaining investment in HHG Invest. The capital and liquidity position of HHG improved as a result of the cash received from the equity raising and from the disposal of its interest in Virgin Money.

Dividend

No ordinary dividend is proposed for 2004 (2003:nil). This is in line with HHG's previous statement that, subject to ongoing review, dividends are not likely to be paid in or in respect of 2004. HHG does expect, subject to the completion of the sale of Life Services, to pay a final 2005 dividend in early 2006.

The Board of Directors

Four new non-executive Directors, John Roques, Duncan Ferguson, Gerald Aherne and Rupert Pennant-Rea were appointed to the HHG Board during 2004. Non-executive Director departures included the two AMP Limited directors, Andrew Mohl (February 2004) and Pat Handley (May 2004) Sir Malcolm Bates and Peter Costain (February 2005) . Rupert Pennant-Rea succeeded Sir Malcolm Bates as HHG Chairman in March 2005.

Outlook for full year 2005

HHG achieved its financial objectives for 2004, including improved profitability and balance sheet strength. Henderson is benefiting from good sales of higher margin products, including property, mutual and hedge funds, which are expected to offset margins lost from outflows in assets under management during 2005. Henderson's expense ratio will be managed by growing revenues and we expect some further progress in 2005 towards our medium term target of 75%.

Towry Law UK is expected to improve its operating result in 2005 although it is likely to remain small compared to the Group as a whole. Corporate costs will be reduced from the levels seen in the first half through a decrease in shareholder servicing costs and downsizing of the Corporate Office.

We continue to manage our capital and risks within the remaining group prudently. Meanwhile, the sale of Life Services and return of cash to shareholders is on track for April 2005 and we expect to pay our first dividend in early 2006 in respect of the end of 2005.

* * *

Notes to editors

* Excluding minority interests. Profit on ordinary activities before tax including minority interests was £47million for the year to 31 December 2004.

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of Chess Depositary Interests on the Australian Stock Exchange.

- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

Background to the sale of Life Services

In December 2004, HHG announced the proposed sale of the Life Services business Specifically, the Sale offers three key elements of value for shareholders:

- first, cash consideration of £1.07billion in exchange for the closed life insurance and pension books of Pearl, National Provident Life, NPI and London Life, the Service Company and other subsidiaries including the unit linked life companies,
- second, revised investment management agreements on 10 year terms, which provide revenue protection for the £28billion in assets that Henderson manages for Life Services, and
- third, the transfer out of £1.5billion of employee pension liabilities which relate to current and past employees of Life Services. This will significantly reduce future pensions risk for the Group going forward as only liabilities and assets related to current and past Henderson and Towry Law employees will be retained.

About HHG PLC

HHG PLC is a diversified financial services group listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 100 indices. HHG consists of:

- Henderson Global Investors (Henderson), a leading UK-based investment manager with over £69billion of assets under management.
- Life Services – made up of the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services Limited, which provides administration services to the life companies.
- The financial advisory firm, Towry Law.

Financial Calendar

Annual General Meeting	9 June 2005
Release of IFRS 2004 restatements	Provided in June 2005
HHG PLC Interim Results	Expected August 2005

Further information

www.hhg.com or

Investor enquiries

Gail Williamson — +44 20 7818 5168
HHG Director of Investor Relations — investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

Appendix 3Y Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	HHG PLC
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**RUPERT LASCELLES PENNANT-REA**
Date of last notice	**4 OCTOBER 2004 – APPENDIX 3X**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	24 MARCH 2004
No. of securities held prior to change	NIL
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	100,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated	£0.62 PER SHARE (UK STERLING)

valuation	
No. of securities held after change	100,000

ON-MARKET PURCHASE**Nature of change**

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HHG PLC

2. Name of director

RUPERT LASCELLES PENNANT-REA

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE – BENEFICIAL HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

RUPERT LASCELLES PENNANT-REA

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF TEN PENCE ORDINARY SHARES

7. Number of shares / amount of stock acquired

100,000

8. Percentage of issued class

<0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

TEN PENCE ORDINARY SHARES

12. Price per share

62 PENCE

13. Date of transaction

24 MARCH 2005

14. Date company informed

24 MARCH 2005

15. Total holding following this notification

100,000

16. Total percentage holding of issued class following this notification

<0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

JACQUELINE GREGORY
0207 818 5122

25. Name and signature of authorised company official responsible for making this notification

JACQUELINE GREGORY
0207 818 5122

Date of Notification

29 MARCH 2005